Trovagene Presents Overview of Phase 1b/2 Trial of Onvansertib in Patients with KRAS-Mutated Metastatic Colorectal Cancer (mCRC) at ESMO

•	Trial assessing safety and efficacy of onvansertib in combination with FOLFIRI and Avastin® (bevacizumab) in KRAS-mutated mCRC

•	Approximately 50% of patients harbor the KRAS mutation; current standard-of-care therapy has only a 5% response rate

•	Biomarker data demonstrates ability to assess patient response to therapy within one week of treatment with onvansertib
SAN DIEGO (October 1, 2019) – Trovagene, Inc. (Nasdaq: TROV), a clinical-stage, Precision Cancer Medicine™ oncology therapeutics company developing drugs that target cell division (mitosis) for the treatment of various cancers including prostate, colorectal and leukemia, today announced the presentation of its Phase 1b/2 trial evaluating onvansertib in combination with FOLFIRI and Avastin® (bevacizumab) in patients with KRAS-mutated metastatic Colorectal Cancer (mCRC).
The trial overview, featured in a poster presentation at the European Society for Medical Oncology (ESMO) Annual Congress showed the supportive preclinical data underlying the scientific rationale for the trial, as well as the trial design and primary safety and efficacy endpoints. In addition, early biomarker data demonstrates proof-of-concept that patient response can be monitored by a non-invasive blood test to quantitate the KRAS mutation burden within one week following initial dosing with onvansertib.
“Although early in the trial, the potential to bring a much-needed new treatment option to patients with KRAS-mutated mCRC with the combination of these drugs is promising,” said Heinz-Josef Lenz, MD, FACP, Professor of Medicine, J. Terrence Lanni Chair in Gastrointestinal Cancer Research, Co-Director, USC Center for Molecular Pathway and Drug Discovery. “As of September 1, 2019, four patients have been treated and one has successfully completed their first cycle of treatment. We believe onvansertib may provide clinical benefit for patients who are faced with a poor prognosis and for whom therapeutic options are limited.”

Colorectal cancer (CRC) is the second leading cause of cancer mortality in the U.S. Despite significant progress in the treatment of mCRC, the majority of patients with metastatic disease succumb to the disease. Therefore, improving the effectiveness of treatments is critical in changing the outcomes for this patient population. Approximately 50% of mCRC has the KRAS mutation. The efficacy of second-line therapy in terms of survival prolongation and response remains very limited, especially in this population, where there is only a 5% response rate.

Presentation Highlights

Metastatic Colorectal Cancer:

•	Tumor biomarkers drive therapy decisions for 1st and 2nd line mCRC therapy

•	~50% of mCRC is KRAS-mutated

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•	Standard second-line therapy in KRAS mutated patients is chemotherapy (FOLFOX/FOLFIRI) + Bevacizumab

•	Second-line therapies have only a ~5% response rate in mCRC

Primary Endpoints:

•	Phase 1b: Assess the safety and preliminary efficacy of onvansertib in combination with FOLFIRI and bevacizumab and identify the recommended Phase 2 dose (RP2D)

•	Phase 2: Evaluate the efficacy of onvansertib in combination with FOLFIRI and bevacizumab based on objective response rate (ORR) in patients who receive at least 1 cycle (2 courses) of treatment

About the Phase 1b/2 Clinical Trial of Onvansertib in mCRC
The trial, A Phase 1b/2 Study of Onvansertib (PCM-075) in Combination with FOLFIRI and Bevacizumab for Second‑Line Treatment of Metastatic Colorectal Cancer in Patients with a KRAS Mutation, will evaluate the safety and efficacy of onvansertib in combination with standard-of-care FOLFIRI and Avastin® (bevacizumab). Up to 44 patients, with a confirmed KRAS mutation, metastatic and unresectable disease, who have failed/intolerant of treatment with FOLFOX (fluoropyrimidine and oxaliplatin) with or without Avastin® (bevacizumab), will be enrolled. The trial is being conducted at two prestigious cancer centers: USC Norris Comprehensive Cancer Center and The Mayo Clinic Arizona.
About Onvansertib
Onvansertib is a first-in-class, third-generation, oral and highly-selective adenosine triphosphate (ATP) competitive inhibitor of the serine/threonine polo-like-kinase 1 (PLK1) enzyme, which is over-expressed in multiple cancers including leukemias, lymphomas and solid tumors. Onvansertib targets the PLK1 isoform only (not PLK2 or PLK3), is orally administered and has a 24-hour half-life with only mild-to-moderate side effects reported. Trovagene believes that targeting only PLK1 and having a favorable safety and tolerability profile, along with an improved dose/scheduling regimen will significantly improve on the outcome observed in previous studies with a former panPLK inhibitor in AML.
Onvansertib has demonstrated synergy in preclinical studies with numerous chemotherapies and targeted therapeutics used to treat leukemias, lymphomas and solid tumor cancers, including irinotecan, FLT3 and HDAC inhibitors, taxanes and cytotoxins. Trovagene believes the combination of onvansertib with other compounds has the potential to improve clinical efficacy in acute myeloid leukemia (AML), metastatic castration-resistant prostate cancer (mCRPC), non-Hodgkin lymphoma (NHL), colorectal cancer and triple-negative breast cancer (TNBC), as well as other types of cancer.
Trovagene has three ongoing clinical trials of onvansertib: A Phase 2 trial of onvansertib in combination with Zytiga® (abiraterone acetate)/prednisone in patients with mCRPC who are showing signs of early progressive disease (rise in PSA but minimally symptomatic or asymptomatic) while currently receiving Zytiga® (NCT03414034); a Phase 1b/2 Study of onvansertib in combination with FOLFIRI and Avastin® for second-line treatment in patients with mCRC with a KRAS mutation (NCT03829410); and a Phase 1b/2 clinical trial of onvansertib in combination with low-dose cytarabine or decitabine in patients with relapsed or refractory AML (NCT03303339). Onvansertib has been granted orphan drug designation by the FDA in the U.S. and by the EC in the European Union for the treatment of patients with AML.
Trovagene licensed onvansertib (also known as NMS-1286937 and PCM-075) from Nerviano Medical Sciences (NMS), the largest oncology-focused research and development company in Italy, and a leader in protein kinase drug development. NMS has an excellent track record of licensing innovative drugs to pharma/biotech companies, including Array (recently acquired by Pfizer), Ignyta (acquired by Roche) and Genentech.
About Trovagene, Inc.
Trovagene is a a clinical-stage, Precision Cancer Medicine™ oncology therapeutics company developing drugs that target cell division (mitosis), for the treatment of various cancers including leukemias, lymphomas and solid tumors. Trovagene has intellectual property and proprietary technology that enables the Company to analyze circulating tumor DNA (ctDNA) and clinically actionable markers to identify patients most likely to respond to specific cancer therapies. Trovagene plans to continue to vertically integrate its tumor genomics technology with the development of targeted cancer therapeutics. For more information, please visit https://www.trovageneoncology.com.

Forward-Looking Statements
Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words such as "anticipate," "believe," "forecast," "estimated" and "intend" or other similar terms or expressions that concern Trovagene's expectations, strategy, plans or intentions. These forward-looking statements are based on Trovagene's current expectations and actual results could differ materially.  There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements.  These factors include, but are not limited to, our need for additional financing; our ability to continue as a going concern; clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results; our clinical trials may be suspended or discontinued due to unexpected side effects or other safety risks that could preclude approval of our product candidates; uncertainties of government or third party payer reimbursement; dependence on key personnel; limited experience in marketing and sales; substantial competition; uncertainties of patent protection and litigation; dependence upon third parties; our ability to develop tests, kits and systems and the success of those products; regulatory, financial and business risks related to our international expansion and risks related to failure to obtain FDA clearances or approvals and noncompliance with FDA regulations. There are no guarantees that any of our technology or products will be utilized or prove to be commercially successful.  Additionally, there are no guarantees that future clinical trials will be completed or successful or that any precision medicine therapeutics will receive regulatory approval for any indication or prove to be commercially successful. Investors should read the risk factors set forth in Trovagene's Form 10-K for the year ended December 31, 2018, and other periodic reports filed with the Securities and Exchange Commission.  While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and Trovagene does not undertake any obligation to update publicly such statements to reflect subsequent events or circumstances.

Trovagene Contact:
Vicki Kelemen
Vice President Clinical Development and Investor Relations
858-952-7652
vkelemen@trovagene.com